UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X..... Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 August 2014

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces director declaration. (6 August 2014)	Announcement Company announces lodging of Annual Report for year ended 30 June 2014 and associated documents with the National Storage Mechanism. (15 August 2014)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and persons discharging managerial responsibility (‘PDMRs’) inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(11 August 2014)

Announcement Company announces total voting rights for August 2014. (29 August 2014)
Announcement Company announces filing of 20-F for year ended 30 June 2014. (12 August 2014)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 9 September 2014	By:	/s/ J Nicholls
	Name: Title:	J Nicholls Deputy Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Listing Rule 9.6.13
Released	15:50 06-Aug-2014
Number	41543-D7E2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES

Diageo plc (the "Company") announces the following in respect of Ms Nicola Mendelsohn, who was appointed a director of the Company with effect from 1 September 2014 (as previously announced).

a: in respect of Listing Rules paragraph 9.6.13 (1), Ms Mendelsohn has no other directorships of publicly quoted companies.

b: in respect of Listing Rules paragraphs 9.6.13 (2), (3),(4),(5) and (6), there are no such details to disclose.

V Cooper

Senior Company Secretarial Assistant

6 August 2014

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:59 11-Aug-2014
Number	41458-BBC5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.	It received notification on 11 August 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 11 August 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	10

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 July 2014 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	10

S Moriarty	10

L Wood	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £17.36.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.	It received notification on 11 August 2014 that Dr FB Humer, a director of the Company, had purchased 477 Ordinary Shares on 11 August 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £17.36.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	54,118

D Mahlan	228,529 (of which 137,249 are held as ADS)**

Name of PDMR	Number of Ordinary Shares

N Blazquez	68,436

S Moriarty	36,132

L Wood	2,412

V Cooper

Senior Company Secretarial Assistant

11 August 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

** The above interests for D Mahlan include 115 additional ADSs following her annual validation of her 401K plan.

Company	Diageo PLC
TIDM	DGE
Headline	Annual Financial Report - Form 20F filed with SEC
Released	14:56 12-Aug-2014
Number	41456-86F3

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that it has today filed its Annual Report for the year ended 30 June 2014 on Form 20-F ("20-F") with the US Securities and Exchange Commission. The 20-F includes the strategic report, directors and senior management, directors' remuneration report, corporate governance report, directors' report and consolidated financial statements.

The Company's Annual Report for the year ended 30 June 2014, together with the Notice of Meeting and Form of Proxy/Letter of Direction for the 2014 Annual General Meeting, will be sent to shareholders on 15 August 2014.

The 20-F and the Annual Report are available on the Company's website at www.diageo.com.

V Cooper

Senior Company Secretarial Assistant

12 August 2014

Company	Diageo PLC
TIDM	DGE
Headline	Annual Financial Report
Released	10:30 15-Aug-2014
Number	41029-1E60

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that in accordance with paragraph 9.6.1 of the Listing Rules, the Annual Report for the year ended 30 June 2014 has been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do, together with the following documents:

* Notice of 2014 Annual General Meeting; and

* Form of Proxy/Letter of Direction.

Shareholder documents are available on the Company's website, at www.diageo.com Shareholders may request a hard copy of Diageo's 2014 Annual Report, free of charge, by contacting The Registrar, Diageo plc, Edinburgh Park, 5 Lochside Way, Edinburgh EH12 9DT.

V Cooper

Senior Company Secretarial Assistant

15 August 2014

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:21 29-Aug-2014
Number	41518-8325

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,222,093 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 241,924,998 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,512,297,095 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's

Disclosure and Transparency Rules.

V Cooper

Senior Company Secretarial Assistant

29 August 2014